SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2026

Commission File Number: 001-06439

SONY GROUP CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F ☒	Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION (Registrant)

By:	/s/ Lin Tao
(Signature)
Lin Tao
Chief Financial Officer

Date: May 8, 2026

List of Materials

Documents attached hereto:

Consolidated Financial Summary for the Fiscal Year Ended March 31, 2026

Consolidated Financial Summary for the Fiscal Year Ended March 31, 2026

(In accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”))

May 8, 2026

Company name	: Sony Group Corporation
Stock exchange listing	: Tokyo Stock Exchange (“TSE”)
Securities code	: 6758
URL	: https://www.sony.com/en/SonyInfo/IR/
Representative	: Hiroki Totoki, Representative Corporate Executive Officer
Contact person	: Shunsuke Shinchi, General Manager, Investor Relations Section, Investor Relations Department
Telephone	: +81-3-6748-2111
Scheduled date of annual general meeting of Shareholders	: June 23, 2026
Scheduled date to commence dividend payment	: June 1, 2026
Scheduled date to file Annual securities report	: June 18, 2026
Preparation of supplementary materials on financial results	: Yes
Holding of financial results briefing	: Yes (for investors and analysts)

(Amounts are rounded to the nearest million yen, unless otherwise noted.)

1. Consolidated financial results for the fiscal year ended March 31, 2026 (from April 1, 2025 to March 31, 2026)

(1) Consolidated operating results	(Percentages indicate year-on-year changes.)

Continuing operations*1	Sales		Operating income		Income before income taxes		Net income		Net income attributable to Sony Group Corporation’s stockholders
Fiscal Year ended	Yen in millions	%	Yen in millions	%	Yen in millions	%	Yen in millions	%	Yen in millions	%
March 31, 2026	12,479,620	3.7	1,447,507	13.4	1,422,374	5.9	1,055,266	-2.8	1,030,893	-3.4
March 31, 2025	12,034,917	-	1,276,635	-	1,343,198	-	1,085,718	-	1,067,431	-

Continuing operations*1	Total comprehensive income		Basic earnings per share*2	Diluted earnings per share*2	Return on equity attributable to Sony Group Corporation’s stockholders*3	Ratio of income before income taxes to total assets	Ratio of operating income to sales
Fiscal Year ended	Yen in millions	%	Yen	Yen	%	%	％
March 31, 2026	1,472,023	47.1	172.51	171.44	12.6	5.6	11.6
March 31, 2025	1,000,403	-	176.45	175.71	13.5	3.9	10.6

Reference: Share of profit (loss) of investments accounted for using the equity method*1

For the fiscal year ended March 31, 2026: ¥(64,194) million

For the fiscal year ended March 31, 2025: ¥(7,865) million

*1	Effective October 1, 2025, Sony Group Corporation executed a partial spin-off of Sony Financial Group Inc. (“SFGI”), a formerly wholly-owned subsidiary which operates the Financial Services business (the “Spin-off”). As a result of the resolution of Sony Group Corporation’s Board of Directors on May 14, 2025 on a plan for the execution of the Spin-off, the Financial Services business has been classified as a discontinued operation and presented separately from continuing operations, comprised of Sony’s businesses excluding the Financial Services business, from the three months ended June 30, 2025, in accordance with IFRS Accounting Standards. Therefore, the above operating results represent the results for continuing operations. The results for the fiscal year ended March 31, 2025, the comparative period, have been re-presented to conform to the current presentation. On a consolidated basis including the discontinued operation, net loss, net loss attributable to Sony Group Corporation’s stockholders and total comprehensive income for the fiscal year ended March 31, 2026 were 302,492 million yen, 326,865 million yen and 1,523,029 million yen, respectively. On a consolidated basis including the discontinued operation, basic loss per share and diluted loss per share for the fiscal year ended March 31, 2026 were 54.70 yen and 54.36 yen, respectively. In connection with the execution of the Spin-off, a loss of 1,377,795 million yen has been recorded within net income (loss) from discontinued operations as a result of the reclassification of the Financial Services business’s accumulated other comprehensive income balance at the time of deconsolidation to net income (loss) from discontinued operations. This accounting treatment is a reclassification between items within equity in the consolidated statements of financial position and does not affect total equity or cash flows, or profit or loss for continuing operations. Additionally, it does not affect Sony Group Corporation’s standalone financial statements based on Japanese generally accepted accounting principles (“J-GAAP”), nor the amount available for dividends. For details of discontinued operations, please refer to “Notes to Consolidated Financial Statements - Accounting Policy and Other Information (Discontinued operations)” on page 19 of the Appendix.
*2	Sony Group Corporation conducted a five-for-one stock split of its common stock effective October 1, 2024, with a record date of September 30, 2024. The above figures for basic earnings per share and diluted earnings per share are calculated based on the assumption that the stock split was conducted at the beginning of the fiscal year ended March 31, 2025.
*3	Return on equity attributable to Sony Group Corporation’s stockholders is calculated using net income from continuing operations attributable to Sony Group Corporation’s stockholders and equity attributable to Sony Group Corporation’s stockholders. The figure for the fiscal year ended March 31, 2025 has been re-presented to conform to this calculation.

(2) Consolidated financial position

	Total assets	Total equity	Equity attributable to Sony Group Corporation’s stockholders	Ratio of equity attributable to Sony Group Corporation’s stockholders to total assets	Equity attributable to Sony Group Corporation’s stockholders per share*
As of	Yen in millions	Yen in millions	Yen in millions	%	Yen
March 31, 2026	15,683,490	8,513,589	8,119,011	51.8	1,374.32
March 31, 2025	35,293,173	8,510,151	8,179,745	23.2	1,357.63

*	Sony Group Corporation conducted a five-for-one stock split of its common stock effective October 1, 2024, with a record date of September 30, 2024. The above figures for equity attributable to Sony Group Corporation’s stockholders per share are calculated based on the assumption that the stock split was conducted at the beginning of the fiscal year ended March 31, 2025.

(3) Consolidated cash flows

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at end of the fiscal year
Fiscal year ended	Yen in millions	Yen in millions	Yen in millions	Yen in millions
March 31, 2026	1,945,617	(1,970,542)	(842,761)	2,208,879
March 31, 2025	2,321,675	(930,120)	(298,243)	2,980,956

Note:	The table above represents consolidated cash flows including cash flows from discontinued operations. For further information, please refer to “Consolidated Statements of Cash Flows” on page 9 of the Appendix and “Notes to Consolidated Financial Statements - Accounting Policy and Other Information (Discontinued operations)” on page 19 of the Appendix.

2. Dividends

	Annual dividends per share							Ratio of dividends to equity attributable to Sony Group Corporation’s
	First quarter-end	Second quarter-end	Third quarter-end	Year-end	Total	Total cash dividends (Total)	Payout ratio (Consolidated)*2	stockholders (Consolidated)
	Yen	Yen	Yen	Yen	Yen	Yen in millions	%	%
Fiscal year ended March 31, 2025*1	-	50.00	-	10.00	-	120,597	11.3	1.5
Fiscal year ended March 31, 2026	-	12.50	-	12.50	25.00	148,560	14.5	1.8
Fiscal year ending March 31, 2027 (Forecast)	-	17.50	-	17.50	35.00		-

Note:	Upon the execution of the above-mentioned Spin-off, Sony Group Corporation distributed dividends in kind to shareholders appearing in its register of shareholders as of the record date, September 30, 2025, at the rate of one share of common stock of SFGI (“SFGI share (s)”) to one share of common stock of Sony Group Corporation held by each shareholder. However, the above dividends for the fiscal year ended March 31, 2026 do not include such dividends in kind. For details of dividends in kind, please refer to “(Reference) Overview of dividends in kind (non-cash dividends)” below.

*1	Sony Group Corporation conducted a five-for-one stock split of its common stock effective October 1, 2024, with a record date of September 30, 2024. The above year-end dividend per share for the fiscal year ended March 31, 2025 is based on a number of shares taking into account the stock split. The total annual dividend per share for the fiscal year ended March 31, 2025 is not presented because the total of the interim dividend and the year-end dividend cannot be calculated due to the effect of the stock split. For the fiscal year ended March 31, 2025, taking the stock split into account, the interim dividend per share at the end of the second quarter would be 10 yen and the total annual dividend per share would be 20 yen.

*2

Payout ratio (Consolidated) is calculated using the total annual dividend per share and the basic earnings per share from continuing operations. The ratio for the fiscal year ended March 31, 2025 has been re-presented to conform to this calculation.

3. Forecast for Consolidated Results for the Fiscal Year Ending March 31, 2027 (from April 1, 2026 to March 31, 2027)

(Percentages indicate year-on-year changes.)

Fiscal year ending March 31, 2027	Sales		Operating income		Income before income taxes		Net income attributable to Sony Group Corporation’s stockholders
	Yen in millions	%	Yen in millions	%	Yen in millions	%	Yen in millions	%
Full year	12,300,000	-1.4	1,600,000	10.5	1,615,000	13.5	1,160,000	12.5

*1

The year-on-year percentage change of net income attributable to Sony Group Corporation’s stockholders is calculated using net income from continuing operations attributable to Sony Group Corporation’s stockholders for the fiscal year ended March 31, 2026. As net income (loss) from discontinued operations is not expected to be incurred in the forecast for the fiscal year ending March 31, 2027, there is no difference between the figure for net income attributable to Sony Group Corporation’s stockholders for continuing operations and the consolidated figure.

Notes

(1) Significant changes in scope of consolidation during the fiscal year	:Yes

Newly included: -

Newly excluded: 68 companies (Sony Financial Group Inc. and 67 other companies (including structured entities))

Notes:

Please refer to “Notes to Consolidated Financial Statements - Accounting Policy and Other Information (Significant changes in the scope of consolidation during the period)” on page 18 of the Appendix for the details.

(2) Changes in accounting policies and changes in accounting estimates:

(i) Changes in accounting policies required by IFRS Accounting Standards	:No
(ii) Changes in accounting policies due to other reasons	:No
(iii) Changes in accounting estimates	:No

(3) Number of issued shares (common stock):

(i) Total number of issued shares at the end of the fiscal year (including treasury stock)

As of March 31, 2026	6,149,810,645	shares
As of March 31, 2025	6,149,810,645	shares

(ii)  Number of shares of treasury stock at the end of the fiscal year

As of March 31, 2026	242,143,391	shares
As of March 31, 2025	124,806,850	shares

(iii) Average number of shares outstanding during the fiscal year

Fiscal Year ended March 31, 2026	5,975,983,562	shares
Fiscal Year ended March 31, 2025	6,049,652,046	shares

Notes:

1	Please refer to “Notes to Consolidated Financial Statements - Accounting Policy and Other Information (Net Income (Loss) Attributable to Sony Group Corporation’s Stockholders per Share (“EPS”) and Weighted-average Number of Outstanding Shares Used for the Computation of EPS of Common Stock)” on page 17 of the Appendix for number of shares used as basis for calculating consolidated per share data.

2	Sony Group Corporation conducted a five-for-one stock split of its common stock effective October 1, 2024, with a record date of September 30, 2024. The above figures for the number of issued shares (common stock) are calculated based on the assumption that the stock split was conducted at the beginning of the fiscal year ended March 31, 2025.

[Reference] Overview of non-consolidated financial results

1. Non-consolidated financial results for the fiscal year ended March 31, 2026 (from April 1, 2025 to March 31, 2026)

(1) Non-consolidated operating results	(Percentages indicate year-on-year changes.)

	Net sales		Operating profit		Ordinary profit		Profit
Fiscal year ended	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
March 31, 2026	802,132	66.8	626,673	95.7	650,743	101.6	462,313	27.8
March 31, 2025	480,922	1.6	320,175	8.7	322,865	6.3	361,678	14.3

	Basic earnings per share*	Diluted earnings per share*
Fiscal year ended	Yen	Yen
March 31, 2026	77.36	76.88
March 31, 2025	59.78	59.53

*	Sony Group Corporation conducted a five-for-one stock split of its common stock effective October 1, 2024, with a record date of September 30, 2024. The above figures for basic earnings per share and diluted earnings per share are calculated based on the assumption that the stock split was conducted at the beginning of the fiscal year ended March 31, 2025.

(2) Non-consolidated financial position

	Total assets	Net assets	Equity-to-asset ratio	Net assets per share*
As of	Millions of yen	Millions of yen	%	Yen
March 31, 2026	5,169,609	2,755,258	51.8	453.15
March 31, 2025	5,281,630	3,295,554	61.7	540.61

Reference: Equity

As of March 31, 2026: ¥2,677,069 million

As of March 31, 2025: ¥3,257,169 million

*	Sony Group Corporation conducted a five-for-one stock split of its common stock effective October 1, 2024, with a record date of September 30, 2024. The above figures for net assets per share are calculated based on the assumption that the stock split was conducted at the beginning of the fiscal year ended March 31, 2025.

Note: The Sony Group Corporation’s non-consolidated financial results are prepared in accordance with J-GAAP.

<Reasons for differences in non-consolidated financial results from the previous fiscal year>

In the fiscal year ended March 31, 2026, net sales, operating profit, ordinary profit and profit differed from those of the fiscal year ended March 31, 2025, mainly due to an increase in dividends from subsidiaries and associates.

*	The Consolidated Financial Summary is exempt from audit conducted by certified public accountants or an audit firm.

*	Proper use of earnings forecasts, and other special matters:

Please refer to “Cautionary Statement” on page 22 of the Appendix for assumptions and other matters related to the forecast of financial results.

Supplementary materials on financial results including the presentation material for the earnings announcement are available on Sony Group Corporation’s website along with this document.

(Reference) Overview of dividends in kind (non-cash dividends)

(1) Record date	Tuesday, September 30, 2025
(2) Type of dividend property	SFGI shares
(3) Total carrying amount of dividend property and value per share	463,885,829,967 yen (77.61 yen per share)
(4) Total fair value of dividend property and value per share	- *
(5) Effective date	Wednesday, October 1, 2025

*	In Sony Group Corporation’s standalone financial statements based on J-GAAP, the Spin-off has been accounted for at the appropriate carrying amount of the dividend property as of the effective date of the dividends in kind. The same applies to the calculation of Sony Group Corporation’s amount available for dividends. Accordingly, the fair value of SFGI shares, which are the dividend property, has not been disclosed.

(Appendix)

Table of Contents for Appendix

All financial information is presented on the basis of IFRS Accounting Standards.

Sony Group Corporation and its consolidated subsidiaries are together referred to as “Sony” or “Sony Group.”

(Unaudited)

Consolidated Financial Statements

Consolidated Statements of Financial Position

	Yen in millions
	March 31, 2025	March 31, 2026	Change from March 31, 2025
ASSETS
Current assets:
Cash and cash equivalents	2,980,956	2,208,879	(772,077)
Investments and advances in the Financial Services segment	453,677	-	(453,677)
Trade and other receivables, and contract assets	1,943,184	1,821,916	(121,268)
Inventories	1,310,770	1,227,351	(83,419)
Other financial assets	145,192	28,167	(117,025)
Other current assets	621,209	663,678	42,469
Total current assets	7,454,988	5,949,991	(1,504,997)
Non-current assets:
Investments accounted for using the equity method	347,718	483,709	135,991
Investments and advances in the Financial Services segment	18,736,298	-	(18,736,298)
Property, plant and equipment	1,513,660	1,453,805	(59,855)
Right-of-use assets	521,685	524,345	2,660
Goodwill	1,508,721	1,673,906	165,185
Content assets	2,249,048	2,558,615	309,567
Other intangible assets	671,212	659,578	(11,634)
Deferred tax assets	559,284	560,800	1,516
Other financial assets	1,164,630	1,173,819	9,189
Other non-current assets	565,929	644,922	78,993
Total non-current assets	27,838,185	9,733,499	(18,104,686)
Total assets	35,293,173	15,683,490	(19,609,683)

(Continued on the following page.)

Consolidated Statements of Financial Position (Continued)

	Yen in millions
	March 31, 2025	March 31, 2026	Change from March 31, 2025
LIABILITIES
Current liabilities:
Short-term borrowings	1,843,959	51,183	(1,792,776)
Lease liabilities	90,495	94,160	3,665
Current portion of long-term debt	196,950	166,410	(30,540)
Trade and other payables	2,100,144	2,240,566	140,422
Deposits from customers in the banking business	3,981,193	-	(3,981,193)
Income taxes payables	89,485	196,000	106,515
Participation and residual liabilities in the Pictures segment	236,752	223,233	(13,519)
Contract liabilities	590,719	594,336	3,617
Other financial liabilities	110,689	115,785	5,096
Other current liabilities	1,448,402	1,350,951	(97,451)
Total current liabilities	10,688,788	5,032,624	(5,656,164)
Non-current liabilities:
Long-term debt	1,557,867	824,393	(733,474)
Lease liabilities	508,975	533,523	24,548
Defined benefit liabilities	236,941	165,017	(71,924)
Deferred tax liabilities	175,228	211,391	36,163
Insurance contract liabilities	12,689,306	-	(12,689,306)
Participation and residual liabilities in the Pictures segment	188,919	140,893	(48,026)
Other financial liabilities	574,351	105,827	(468,524)
Other non-current liabilities	162,647	156,233	(6,414)
Total non-current liabilities	16,094,234	2,137,277	(13,956,957)
Total liabilities	26,783,022	7,169,901	(19,613,121)
EQUITY
Sony Group Corporation’s stockholders’ equity:
Common stock	881,357	881,357	-
Additional paid-in capital	1,483,527	1,465,499	(18,028)
Retained earnings	6,678,168	5,294,890	(1,383,278)
Accumulated other comprehensive income	(566,447)	1,229,371	1,795,818
Treasury stock, at cost	(296,860)	(752,106)	(455,246)
Equity attributable to Sony Group Corporation’s stockholders	8,179,745	8,119,011	(60,734)
Noncontrolling interests	330,406	394,578	64,172
Total equity	8,510,151	8,513,589	3,438
Total liabilities and equity	35,293,173	15,683,490	(19,609,683)

Consolidated Statements of Income

	Yen in millions
	Fiscal year ended March 31
	2025	2026	Change
Continuing operations
Sales	12,034,917	12,479,620	444,703
Costs and expenses:
Cost of sales	8,504,810	8,635,225	130,415
Selling, general and administrative	2,256,829	2,298,638	41,809
Other operating (income) expense, net	(11,222)	34,056	45,278
Total costs and expenses	10,750,417	10,967,919	217,502
Share of profit (loss) of investments accounted for using the equity method	(7,865)	(64,194)	(56,329)
Operating income	1,276,635	1,447,507	170,872
Financial income	139,024	76,041	(62,983)
Financial expenses	72,461	101,174	28,713
Income before income taxes	1,343,198	1,422,374	79,176
Income taxes	257,480	367,108	109,628
Net income from continuing operations	1,085,718	1,055,266	(30,452)

Discontinued operations
Net income (loss) from discontinued operations	74,169	(1,357,758)	(1,431,927)
Net income (loss)	1,159,887	(302,492)	(1,462,379)

Net income (loss) attributable to
Sony Group Corporation’s stockholders	1,141,600	(326,865)	(1,468,465)
Net income from continuing operations	1,067,431	1,030,893	(36,538)
Net income (loss) from discontinued operations	74,169	(1,357,758)	(1,431,927)
Noncontrolling interests	18,287	24,373	6,086

	Yen
	Fiscal year ended March 31
	2025	2026	Change
Per share data:
Net income (loss) attributable to Sony Group Corporation’s stockholders
- Basic	188.71	(54.70)	(243.41)
Continuing operations	176.45	172.51	(3.94)
Discontinued operations	12.26	(227.21)	(239.47)
- Diluted	187.92	(54.36)	(242.28)
Continuing operations	175.71	171.44	(4.27)
Discontinued operations	12.21	(225.80)	(238.01)

Consolidated Statements of Comprehensive Income

	Yen in millions
	Fiscal year ended March 31
	2025	2026	Change
Net income (loss)	1,159,887	(302,492)	(1,462,379)
Other comprehensive income, net of tax -
Items that will not be reclassified to profit or loss
Changes in equity instruments measured at fair value through other comprehensive income	(11,533)	(21,401)	(9,868)
Remeasurement of defined benefit pension plans	11,027	38,221	27,194
Share of other comprehensive income of investments accounted for using the equity method	(911)	243	1,154
Other comprehensive income from discontinued operations	(1,442)	857	2,299
Items that may be reclassified subsequently to profit or loss
Cash flow hedges	(4,295)	(3,384)	911
Exchange differences on translating foreign operations	(79,266)	424,360	503,626
Share of other comprehensive income of investments accounted for using the equity method	(337)	(21,282)	(20,945)
Other comprehensive income from discontinued operations	(113,900)	1,407,907	1,521,807
Total other comprehensive income, net of tax	(200,657)	1,825,521	2,026,178
Comprehensive income	959,230	1,523,029	563,799

Total Comprehensive income
Comprehensive income from continuing operations	1,000,403	1,472,023	471,620
Comprehensive income from discontinued operations	(41,173)	51,006	92,179

Comprehensive income attributable to
Sony Group Corporation’s stockholders	941,030	1,497,997	556,967
Comprehensive income from continuing operations	982,203	1,446,991	464,788
Comprehensive income from discontinued operations	(41,173)	51,006	92,179
Noncontrolling interests	18,200	25,032	6,832

Consolidated Statements of Income

	Yen in millions
	Three months ended March 31
	2025	2026	Change
Continuing operations
Sales	2,804,938	3,036,417	231,479
Costs and expenses:
Cost of sales	1,980,206	2,102,148	121,942
Selling, general and administrative	599,224	647,221	47,997
Other operating (income) expense, net	7,594	57,738	50,144
Total costs and expenses	2,587,024	2,807,107	220,083
Share of profit (loss) of investments accounted for using the equity method	(2,710)	(65,773)	(63,063)
Operating income	215,204	163,537	(51,667)
Financial income	37,033	17,491	(19,542)
Financial expenses	28,123	57,225	29,102
Income before income taxes	224,114	123,803	(100,311)
Income taxes	(11,263)	30,218	41,481
Net income from continuing operations	235,377	93,585	(141,792)

Discontinued operations
Net loss from discontinued operations	(26,715)	(247)	26,468
Net income	208,662	93,338	(115,324)

Net income attributable to
Sony Group Corporation’s stockholders	197,727	82,870	(114,857)
Net income from continuing operations	224,442	83,117	(141,325)
Net loss from discontinued operations	(26,715)	(247)	26,468
Noncontrolling interests	10,935	10,468	(467)

	Yen
	Three months ended March 31
	2025	2026	Change
Per share data:
Net income (loss) attributable to Sony Group Corporation’s stockholders
- Basic	32.81	13.95	(18.86)
Continuing operations	37.24	14.00	(23.24)
Discontinued operations	(4.43)	(0.05)	4.38
- Diluted	32.63	13.89	(18.74)
Continuing operations	37.04	13.93	(23.11)
Discontinued operations	(4.41)	(0.04)	4.37

Consolidated Statements of Comprehensive Income

	Yen in millions
	Three months ended March 31
	2025	2026	Change
Net income	208,662	93,338	(115,324)
Other comprehensive income, net of tax -
Items that will not be reclassified to profit or loss
Changes in equity instruments measured at fair value through other comprehensive income	4,005	(27,140)	(31,145)
Remeasurement of defined benefit pension plans	11,812	38,222	26,410
Share of other comprehensive income of investments accounted for using the equity method	90	(226)	(316)
Other comprehensive income from discontinued operations	82	-	(82)
Items that may be reclassified subsequently to profit or loss
Cash flow hedges	(4,478)	609	5,087
Exchange differences on translating foreign operations	(170,834)	79,895	250,729
Share of other comprehensive income of investments accounted for using the equity method	(2,641)	(8,386)	(5,745)
Other comprehensive income from discontinued operations	(33,483)	-	33,483
Total other comprehensive income, net of tax	(195,447)	82,974	278,421
Comprehensive income	13,215	176,312	163,097

Total Comprehensive income
Comprehensive income from continuing operations	73,331	176,559	103,228
Comprehensive income from discontinued operations	(60,116)	(247)	59,869

Comprehensive income attributable to
Sony Group Corporation’s stockholders	3,961	165,396	161,435
Comprehensive income from continuing operations	64,077	165,643	101,566
Comprehensive income from discontinued operations	(60,116)	(247)	59,869
Noncontrolling interests	9,254	10,916	1,662

Consolidated Statements of Changes in Stockholders’ Equity

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Group Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at April 1, 2024	881,357	1,483,410	6,002,407	(376,063)	(403,934)	7,587,177	168,928	7,756,105
Comprehensive income:
Net income			1,141,600			1,141,600	18,287	1,159,887
Other comprehensive income, net of tax				(200,570)		(200,570)	(87)	(200,657)
Total comprehensive income			1,141,600	(200,570)		941,030	18,200	959,230
Transfer to retained earnings			(10,186)	10,186		-		-
Transactions with stockholders and other:
Stock issued under stock-based compensation transactions		3,008	(1,179)		49,608	51,437		51,437
Compensation expenses related to stock-based compensation transactions		8,575				8,575		8,575
Dividends declared			(115,312)			(115,312)	(7,704)	(123,016)
Purchase of treasury stock					(285,548)	(285,548)		(285,548)
Reissuance of treasury stock		1			4	5		5
Cancellation of treasury stock		(3,848)	(339,162)		343,010	-		-
Transactions with noncontrolling interests shareholders and other		(7,619)				(7,619)	150,982	143,363
Balance at March 31, 2025	881,357	1,483,527	6,678,168	(566,447)	(296,860)	8,179,745	330,406	8,510,151

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Accumulated other comprehensive income directly related to disposal groups classified as held for distribution to owners	Treasury stock, at cost	Sony Group Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at April 1, 2025	881,357	1,483,527	6,678,168	(566,447)	-	(296,860)	8,179,745	330,406	8,510,151
Comprehensive income:
Net income (loss)			(326,865)				(326,865)	24,373	(302,492)
Other comprehensive income, net of tax				381,804	1,443,058		1,824,862	659	1,825,521
Total comprehensive income			(326,865)	381,804	1,443,058		1,497,997	25,032	1,523,029
Transfer to retained earnings			34,251	(38,305)	4,054		-		-
Transactions with stockholders and other:
Stock issued under stock-based compensation transactions		8,615				66,843	75,458		75,458
Compensation expenses related to stock-based compensation transactions		3,608					3,608		3,608
Dividends declared			(134,964)				(134,964)	(22,190)	(157,154)
Dividends in kind			(955,700)				(955,700)		(955,700)
Purchase of treasury stock						(522,089)	(522,089)		(522,089)
Reissuance of treasury stock		0				0	0		0
Transfer to held for distribution to owners				1,447,112	(1,447,112)		-		-
Transactions with noncontrolling interests shareholders and other		(30,251)		5,207			(25,044)	61,330	36,286
Balance at March 31, 2026	881,357	1,465,499	5,294,890	1,229,371	-	(752,106)	8,119,011	394,578	8,513,589

Consolidated Statements of Cash Flows

	Yen in millions
	Fiscal year ended March 31
	2025	2026
Cash flows from operating activities:
Income before income taxes from continuing operations	1,343,198	1,422,374
Adjustments to reconcile income before income taxes from continuing operations to net cash provided by (used in) operating activities:
Depreciation and amortization, including amortization of contract costs	1,125,588	1,180,655
Other operating (income) expense, net	(11,222)	34,056
Gain on securities, net	(75,742)	(862)
Share of loss of investments accounted for using the equity method, net of dividends	18,826	74,467
Changes in assets and liabilities:
Decrease in trade receivables and contract assets	227,664	124,104
Decrease in inventories	199,916	155,382
Increase in content assets	(683,388)	(665,894)
Increase in trade payables	105,643	70,541
Decrease in taxes payable other than income taxes, net	(14,157)	(32,645)
Increase in other financial assets and other current assets	(16,972)	(14,302)
Increase in other financial liabilities and other current liabilities	41,563	79,709
Income taxes paid	(308,392)	(234,338)
Other	18,824	(226,955)
Total net cash provided by operating activities from continuing operations	1,971,349	1,966,292
Net cash provided by (used in) operating activities from discontinued operations	350,326	(20,675)
Net cash provided by operating activities	2,321,675	1,945,617

(Continued on the following page.)

Consolidated Statements of Cash Flows (Continued)

	Yen in millions
	Fiscal year ended March 31
	2025	2026
Cash flows from investing activities:
Payments for property, plant and equipment and other intangible assets	(620,985)	(457,681)
Proceeds from sales of property, plant and equipment and other intangible assets	15,484	19,720
Payments for investments and advances	(98,536)	(179,650)
Proceeds from sales or return of investments and collections of advances	46,540	13,028
Payments for purchases of businesses and other	(294,417)	(185,355)
Proceeds from sales of businesses	-	11,198
Other	48,718	(5,453)
Total net cash used in investing activities from continuing operations	(903,196)	(784,193)
Net cash used in investing activities from discontinued operations	(26,924)	(1,186,349)
Net cash used in investing activities	(930,120)	(1,970,542)
Cash flows from financing activities:
Increase (decrease) in short-term borrowings, net	(28,547)	2,950
Proceeds from issuance of long-term debt	139,298	28,774
Payments of long-term debt	(60,629)	(135,362)
Payments of lease liabilities	(98,949)	(85,946)
Dividends paid	(115,253)	(135,028)
Payments for purchases of treasury stock	(285,548)	(522,089)
Capital contribution from non-controlling interests	150,804	18,442
Other	21,521	(5,249)
Total net cash used in financing activities from continuing operations	(277,303)	(833,508)
Net cash used in financing activities from discontinued operations	(20,940)	(9,253)
Net cash used in financing activities	(298,243)	(842,761)
Effect of exchange rate changes on cash and cash equivalents	(19,469)	95,609
Net increase (decrease) in cash and cash equivalents	1,073,843	(772,077)
Cash and cash equivalents at beginning of the fiscal year	1,907,113	2,980,956
Cash and cash equivalents at end of the fiscal year	2,980,956	2,208,879

Notes to Consolidated Financial Statements

Business Segment Information

At a meeting of Sony Group Corporation’s Board of Directors (the “Board”) held on May 14, 2025, Sony Group Corporation resolved the plan regarding the execution of a partial spin-off (the “Spin-off”) of Sony Financial Group Inc. (“SFGI”), a wholly-owned subsidiary which operates the Financial Services business. In accordance with the resolution, the Financial Services business was classified as a discontinued operation and has been excluded from the reporting segments. Consequently, the figures for comparative periods have been re-presented. For further information on discontinued operations, please refer to “Notes to Consolidated Financial Statements - Accounting Policy and Other Information (Discontinued operations).”

(Business Segments)

Segment sales

	Yen in millions
	Fiscal year ended March 31
	2025	2026	Change
Sales:
Game & Network Services -
Customers	4,543,571	4,570,053	26,482
Intersegment	126,473	115,598	(10,875)
Total	4,670,044	4,685,651	15,607
Music -
Customers	1,820,263	2,090,534	270,271
Intersegment	22,341	29,576	7,235
Total	1,842,604	2,120,110	277,506
Pictures -
Customers	1,498,534	1,486,296	(12,238)
Intersegment	7,410	12,994	5,584
Total	1,505,944	1,499,290	(6,654)
Entertainment, Technology & Services -
Customers	2,362,838	2,184,815	(178,023)
Intersegment	46,437	75,717	29,280
Total	2,409,275	2,260,532	(148,743)
Imaging & Sensing Solutions -
Customers	1,712,534	2,059,020	346,486
Intersegment	86,471	92,513	6,042
Total	1,799,005	2,151,533	352,528
All Other -
Customers	82,477	74,564	(7,913)
Intersegment	13,856	14,508	652
Total	96,333	89,072	(7,261)
Corporate and elimination	(288,288)	(326,568)	(38,280)
Consolidated total	12,034,917	12,479,620	444,703

Note:

Game & Network Services (“G&NS”) intersegment amounts primarily consist of transactions with the Entertainment, Technology & Services (“ET&S”) segment. ET&S intersegment amounts primarily consist of transactions with the G&NS segment. Imaging & Sensing Solutions (“I&SS”) intersegment amounts primarily consist of transactions with the G&NS segment and the ET&S segment. Corporate and elimination includes certain brand and patent royalty income.

Intersegment amounts in each segment, as well as Corporate and elimination, include transaction amounts with discontinued operations.

Segment profit (loss)

	Yen in millions
	Fiscal year ended March 31
	2025	2026	Change
Operating income (loss):
Game & Network Services	414,819	463,258	48,439
Music	357,255	446,986	89,731
Pictures	117,284	104,872	(12,412)
Entertainment, Technology & Services	190,926	158,584	(32,342)
Imaging & Sensing Solutions	261,147	357,318	96,171
All Other	(17,996)	(74,646)	(56,650)
Total	1,323,435	1,456,372	132,937
Corporate and elimination	(46,800)	(8,865)	37,935
Consolidated operating income	1,276,635	1,447,507	170,872

Operating income (loss) is sales less costs and expenses, and includes the share of profit (loss) of investments accounted for using the equity method.

Operating income (loss) in each segment, as well as Corporate and elimination, include transaction amounts with discontinued operations.

Segment sales

	Yen in millions
	Three months ended March 31
	2025	2026	Change
Sales:
Game & Network Services -
Customers	1,045,209	1,011,155	(34,054)
Intersegment	6,064	11,205	5,141
Total	1,051,273	1,022,360	(28,913)
Music -
Customers	463,569	560,510	96,941
Intersegment	7,122	9,452	2,330
Total	470,691	569,962	99,271
Pictures -
Customers	411,402	465,121	53,719
Intersegment	3,176	7,764	4,588
Total	414,578	472,885	58,307
Entertainment, Technology & Services -
Customers	469,577	478,195	8,618
Intersegment	14,505	14,246	(259)
Total	484,082	492,441	8,359
Imaging & Sensing Solutions -
Customers	388,242	503,643	115,401
Intersegment	20,798	20,739	(59)
Total	409,040	524,382	115,342
All Other -
Customers	22,188	17,861	(4,327)
Intersegment	3,391	2,810	(581)
Total	25,579	20,671	(4,908)
Corporate and elimination	(50,305)	(66,284)	(15,979)
Consolidated total	2,804,938	3,036,417	231,479

Note:

G&NS intersegment amounts primarily consist of transactions with the ET&S segment. ET&S intersegment amounts primarily consist of transactions with the G&NS segment. I&SS intersegment amounts primarily consist of transactions with the G&NS segment and the ET&S segment. Corporate and elimination includes certain brand and patent royalty income.

Intersegment amounts in each segment, as well as Corporate and elimination, include transaction amounts with discontinued operations.

Segment profit (loss)

	Yen in millions
	Three months ended March 31
	2025	2026	Change
Operating income (loss):
Game & Network Services	92,698	54,104	(38,594)
Music	83,578	132,391	48,813
Pictures	53,476	41,498	(11,978)
Entertainment, Technology & Services	(20,417)	(4,941)	15,476
Imaging & Sensing Solutions	34,543	32,831	(1,712)
All Other	(9,759)	(67,587)	(57,828)
Total	234,119	188,296	(45,823)
Corporate and elimination	(18,915)	(24,759)	(5,844)
Consolidated operating income	215,204	163,537	(51,667)

Operating income (loss) is sales less costs and expenses, and includes the share of profit (loss) of investments accounted for using the equity method.

Operating income (loss) in each segment, as well as Corporate and elimination, include transaction amounts with discontinued operations.

(Sales to Customers by Product Category)

The following table is a breakdown of sales to external customers by product category for each segment. Sony management views each segment as a single operating segment.

	Yen in millions
	Fiscal year ended March 31
Sales	2025	2026	Change
Game & Network Services
Digital Software and Add-on Content	2,290,498	2,415,305	124,807
Network Services	669,873	763,126	93,253
Hardware and Others	1,583,200	1,391,622	(191,578)
Total	4,543,571	4,570,053	26,482
Music
Recorded Music - Streaming	788,772	852,672	63,900
Recorded Music - Others	407,260	492,656	85,396
Music Publishing	379,812	419,864	40,052
Visual Media and Platform	244,419	325,342	80,923
Total	1,820,263	2,090,534	270,271
Pictures
Motion Pictures	610,313	495,655	(114,658)
Television Productions	459,281	512,372	53,091
Media Networks	428,940	478,269	49,329
Total	1,498,534	1,486,296	(12,238)
Entertainment, Technology & Services
Imaging	737,639	722,465	(15,174)
Sound	290,538	278,846	(11,692)
Network Services	179,704	188,308	8,604
Displays	597,777	476,305	(121,472)
Other	557,180	518,891	(38,289)
Total	2,362,838	2,184,815	(178,023)
Imaging & Sensing Solutions	1,712,534	2,059,020	346,486
All Other	82,477	74,564	(7,913)
Corporate	14,700	14,338	(362)
Consolidated total	12,034,917	12,479,620	444,703

Note:

Sony has realigned its product categories in the ET&S segment due to changes in business categories from the first quarter of the fiscal year ended March 31, 2026. In accordance with this realignment, results for the fiscal year ended March 31, 2025 in the table above have been reclassified to conform to the current presentation.

	Yen in millions
	Three months ended March 31
Sales	2025	2026	Change
Game & Network Services
Digital Software and Add-on Content	580,501	593,503	13,002
Network Services	172,833	208,521	35,688
Hardware and Others	291,875	209,131	(82,744)
Total	1,045,209	1,011,155	(34,054)
Music
Recorded Music - Streaming	193,040	225,277	32,237
Recorded Music - Others	98,138	142,992	44,854
Music Publishing	96,280	107,219	10,939
Visual Media and Platform	76,111	85,022	8,911
Total	463,569	560,510	96,941
Pictures
Motion Pictures	157,983	161,307	3,324
Television Productions	143,183	177,008	33,825
Media Networks	110,236	126,806	16,570
Total	411,402	465,121	53,719
Entertainment, Technology & Services
Imaging	148,140	163,537	15,397
Sound	48,301	54,147	5,846
Network Services	46,136	48,428	2,292
Displays	98,187	87,424	(10,763)
Other	128,813	124,659	(4,154)
Total	469,577	478,195	8,618
Imaging & Sensing Solutions	388,242	503,643	115,401
All Other	22,188	17,861	(4,327)
Corporate	4,751	(68)	(4,819)
Consolidated total	2,804,938	3,036,417	231,479

Note:

Sony has realigned its product categories in the ET&S segment due to changes in business categories from the first quarter of the fiscal year ended March 31, 2026. In accordance with this realignment, results for the three months ended March 31, 2025 in the table above have been reclassified to conform to the current presentation.

In the G&NS segment, Digital Software and Add-on Content includes distribution of software titles and add-on content through the network; Network Services includes network services relating to game, video and music content; Hardware and Others includes home gaming consoles, packaged software, game software sold bundled with home gaming consoles, peripheral devices and first-party software for third-party platforms. In the Music segment, Recorded Music - Streaming includes the distribution of digital recorded music by streaming; Recorded Music - Others includes the distribution of recorded music by physical media and digital download as well as revenue derived from artists’ live performances and merchandising; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes the production and distribution of animation titles and game applications, and various service offerings for music and visual products. In the Pictures segment, Motion Pictures includes the worldwide production, acquisition and distribution of live-action and animated motion pictures; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television networks and direct-to-consumer streaming services worldwide. In the ET&S segment, Imaging includes image and video content creation products and solutions, including interchangeable lens cameras and interchangeable lenses; Sound includes headphones and wireless speakers; Network Services includes internet-related services; Displays includes display products such as LCD and OLED televisions, as well as projectors; Other includes smartphones, home audio products and medical equipment, as well as sports officiating support and content production support services.

Going Concern Assumption

Not Applicable

Accounting Policy and Other Information

(Net Income (Loss) Attributable to Sony Group Corporation’s Stockholders per Share (“EPS”) and Weighted-average Number of Outstanding Shares Used for the Computation of EPS of Common Stock)

	Yen in millions
	Fiscal year ended March 31
	2025	2026
Net income (loss) attributable to Sony Group Corporation’s stockholders for basic and diluted EPS computation	1,141,600	(326,865)
Continuing operations	1,067,431	1,030,893
Discontinued operations	74,169	(1,357,758)

	Thousands of shares
	Fiscal year ended March 31
	2025	2026
Weighted-average shares outstanding for basic EPS computation	6,049,652	5,975,984
Effect of dilutive securities:
Stock options	18,862	25,890
Restricted stock units	6,550	11,316
Weighted-average shares for diluted EPS computation	6,075,064	6,013,190

	Yen in millions
	Three months ended March 31
	2025	2026
Net income (loss) attributable to Sony Group Corporation’s stockholders for basic and diluted EPS computation	197,727	82,870
Continuing operations	224,442	83,117
Discontinued operations	(26,715)	(247)

	Thousands of shares
	Three months ended March 31
	2025	2026
Weighted-average shares outstanding for basic EPS computation	6,026,889	5,938,819
Effect of dilutive securities:
Stock options	24,664	18,841
Restricted stock units	7,488	7,655
Weighted-average shares for diluted EPS computation	6,059,041	5,965,315

Note:

Sony Group Corporation conducted a five-for-one stock split of its common stock effective October 1, 2024, with a record date of September 30, 2024. Basic and diluted EPS are calculated based on the assumption that the stock split was conducted at the beginning of the fiscal year ended March 31, 2025.

(Segmentation)

The G&NS segment includes the production and sales of digital software and add-on content, the network services businesses and the manufacture and sales of home gaming products. The Music segment includes the Recorded Music, Music Publishing and Visual Media and Platform businesses. The Pictures segment includes the Motion Pictures, Television Productions and Media Networks businesses. The ET&S segment includes the Imaging business, the Sound business, the Network Services business and the Displays business. The I&SS segment includes the image sensors business. All Other consists of various operating activities, including the disc manufacturing and recording media businesses. Sony’s products and services are generally unique to a single operating segment.

At a meeting of the Board held on May 14, 2025, Sony Group Corporation resolved the plan regarding the execution of the Spin-off. In accordance with the resolution, the Financial Services business was classified as a discontinued operation and has been excluded from the reporting segments. Consequently, the figures for comparative periods have been re-presented. For further information on discontinued operations, please refer to “Notes to Consolidated Financial Statements -Accounting Policy and Other Information (Discontinued operations).”

(Change in presentation)

At a meeting of the Board held on May 14, 2025, Sony Group Corporation resolved the plan regarding the execution of the Spin-off. In connection with the resolution, the Financial Services business was classified as a discontinued operation. Income and loss related to a business classified as a discontinued operation are separately presented, net of income taxes, following net income from continuing operations, in the consolidated statements of income. In accordance with the classification of the Financial Services business as a discontinued operation, the consolidated statements of income, consolidated statements of comprehensive income, consolidated statements of cash flows, and related notes to the consolidated financial statements for comparative periods have been re-presented separately for continuing operations and discontinued operations. In the consolidated statements of cash flows, cash flows from operating, investing and financing activities are presented separately for continuing operations and discontinued operations. For further information on discontinued operations, please refer to “Notes to Consolidated Financial Statements - Accounting Policy and Other Information (Discontinued operations).”

Sony Group Corporation executed the Spin-off effective October 1, 2025. As a result, “Lease liabilities,” which had previously been included within “Current portion of long-term debt,” and “Long-term debt” have increased in materiality and are presented as a separate caption in the consolidated statements of financial position as of March 31, 2026. In addition, due to this change, “Payments of lease liabilities,” which had been included within “Payments of long-term debt,” are presented separately in the consolidated statements of cash flows for the fiscal year ended March 31, 2026. Furthermore, “Contract liabilities,” which had previously been included within “Other current liabilities,” have also increased in materiality and are presented separately in the consolidated statements of financial position as of March 31, 2026. Corresponding reclassifications have been made to the consolidated statements of financial position as of the end of the fiscal year ended March 31, 2025 and to the consolidated statements of cash flows for the fiscal year ended March 31, 2025 to conform to these changes in presentation.

(Significant changes in the scope of consolidation during the period)

Sony Group Corporation executed the Spin-off effective October 1, 2025. Consequently, SFGI, which was a wholly-owned subsidiary of Sony Group Corporation, and 67 other subsidiaries (including structured entities) were excluded from the scope of consolidation.

(Discontinued operations)

At a meeting of the Board held on May 14, 2025, Sony Group Corporation resolved to submit a resolution for the execution of the Spin-off, effective October 1, 2025, to the Board in early September 2025. Afterwards, at a meeting of the Board held on September 3, 2025, Sony Group Corporation resolved to execute the Spin-off effective October 1, 2025. Upon execution of the Spin-off, Sony Group Corporation distributed dividends in kind to shareholders appearing in Sony Group Corporation’s register of shareholders as of the record date, September 30, 2025, at the rate of one share of common stock of SFGI (“SFGI share(s)”) to one share of common stock of Sony Group Corporation held by each shareholder, effective October 1, 2025. As a result, Sony Group Corporation held 16.40% of SFGI shares as of October 1, 2025.

In connection with the Board resolution on May 14, 2025 on the plan for the execution of the Spin-off, Sony Group Corporation determined that the distribution of SFGI shares was highly probable and the Financial Services business was classified as a discontinued operation, in accordance with IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations.” As a result, in the consolidated statements of income, consolidated statements of comprehensive income, and consolidated statements of cash flows; revenue, expenses, other comprehensive income and cash flows of the Financial Services business, among other items, are separated from continuing operations, comprised of Sony’s businesses excluding the Financial Services business, and presented as net income (loss) from discontinued operations, other comprehensive income from discontinued operations, and net cash from discontinued operations, respectively.

Then, as a result of the execution of the Spin-off effective October 1, 2025, SFGI, which was a wholly-owned subsidiary of Sony Group Corporation, was deconsolidated as of October 1, 2025 and became an affiliate accounted for using the equity method.

Further, as a result of the execution of the Spin-off, 1,377,795 million yen of accumulated other comprehensive income directly related to the disposal group classified as held for distribution to owners at the time of the execution was transferred to net income (loss) from discontinued operations as a loss in the consolidated statements of income. In the consolidated statements of cash flows, the decrease resulting from deconsolidation in cash and cash equivalents previously recorded in the Financial Services business as of the execution of the Spin-off, amounting to 1,170,068 million yen, is included in net cash used in investing activities from discontinued operations.

In addition, upon applying the equity method to SFGI on October 1, 2025, the fair value of SFGI shares on that date was recorded as its initial investment cost. At the time of the execution of the Spin-off, since Sony’s equity interest in the net fair value of SFGI’s identifiable assets and liabilities exceeded the cost of the initial recognition of the investment, 188,888 million yen of the excess was recognized as the share of profit of investments accounted for using the equity method in connection with the initial investment cost. On the other hand, since the fair value of SFGI shares as of October 1, 2025 was lower than the equity method carrying amount, which is the initial investment cost plus the share of profit of investments accounted for using the equity method, 188,888 million yen of an impairment loss of the same amount as the aforementioned excess amount has been recorded, as the share of loss of investments accounted for using the equity method.

Results of discontinued operations

	Yen in millions
	Fiscal year ended March 31
	2025	2026
Financial services revenue	922,147	678,023
Financial services expenses	789,702	640,811
Reclassification of accumulated other comprehensive income related to the disposal group to net income (loss)	-	(1,377,795)
Other income (expenses), net	(1,917)	(6,450)
Income (loss) before income taxes from discontinued operations	130,528	(1,347,033)
Income taxes	56,359	10,725
Net income (loss) from discontinued operations	74,169	(1,357,758)
Other comprehensive income, net of tax, from discontinued operations	(115,342)	1,408,764
Items that will not be reclassified to profit or loss
Changes in equity instruments measured at fair value through other comprehensive income	(998)	963
Remeasurement of defined benefit pension plans	(444)	(106)
Items that may be reclassified subsequently to profit or loss
Changes in debt instruments measured at fair value through other comprehensive income	(681,515)	1,346,457
Insurance finance income (expenses)	568,291	60,684
Others	(676)	766
Comprehensive income from discontinued operations	(41,173)	51,006

Subsequent Events

(Establishment of a facility for the repurchase of shares of its own common stock)

Sony Group Corporation approved the establishment of the following facility for the repurchase of its own common stock pursuant to the Companies Act of Japan and Sony Group Corporation’s Articles of Incorporation at the meeting of the Board held on May 8, 2026.

1. Total number of shares for repurchase: 230 million shares (maximum)

2. Total purchase price for repurchase of shares: 500 billion yen (maximum)

3. Period of repurchase: May 11, 2026 to May 10, 2027

(Cancellation of shares of its own common stock)

Based on a decision by Sony Group Corporation’s Representative Corporate Executive Officer delegated by the Board, and pursuant to the Companies Act of Japan, Sony Group Corporation has decided to cancel shares of its own common stock held as treasury stock as follows.

1. Total number of shares to be cancelled: 184,494,319 shares

2. Planned cancellation date: May 29, 2026

Overview of Operating Results

For the overview of operating results for the fiscal year ended March 31, 2026 and the results forecast for the fiscal year ending March 31, 2027, as well as the progress on the Fifth Mid-Range Plan, please refer to “FY2025 Consolidated Financial Results” (the presentation material for the earnings announcement) disclosed on the same date as this document on the Timely Disclosure Network (TDnet) of the TSE, the Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system of the U.S. Securities and Exchange Commission and the website of Sony Group Corporation.

Basic Views on Selection of Accounting Standards

Sony has voluntarily adopted IFRS Accounting Standards from the first quarter of the fiscal year ended March 31, 2022, with the goal of further streamlining and maintaining the quality of Sony’s financial and management reporting systems over the mid- to long-term, and with the aim of improving the international comparability of financial information in the capital markets.

Cautionary Statement

Statements made in this material with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them. Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to:

(i)	Sony’s ability to maintain product quality and customer satisfaction with its products and services;
(ii)	Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including image sensors, game and network platforms, smartphones and televisions, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing customer preferences;
(iii)	Sony’s ability to implement successful hardware, software, and content integration strategies, and to develop and implement successful sales and distribution strategies in light of new technologies and distribution platforms;
(iv)	the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures, investments, capital expenditures, restructurings and other strategic initiatives;
(v)	changes in laws, regulations and government policies in the markets in which Sony and its third-party suppliers, service providers and business partners operate, including those related to taxation, as well as growing consumer focus on corporate social responsibility;
(vi)	Sony’s continued ability to identify the products, services and market trends with significant growth potential, to devote sufficient resources to research and development, to prioritize investments and capital expenditures correctly and to recoup its investments and capital expenditures, including those required for technology development and product capacity;
(vii)	Sony’s reliance on external business partners, including for the procurement of parts, components, software and network services for its products or services, the manufacturing, marketing and distribution of its products, and its other business operations;
(viii)	the global economic and political environment in which Sony operates and the economic and political conditions in Sony’s markets, particularly levels of consumer spending;
(ix)	Sony’s ability to meet operational and liquidity needs as a result of significant volatility and disruption in the global financial markets or a ratings downgrade;
(x)	Sony’s ability to forecast demands, manage timely procurement and control inventories;
(xi)	foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets, liabilities and operating results are denominated;
(xii)	Sony’s ability to recruit, retain and maintain productive relations with highly skilled personnel;
(xiii)	Sony’s ability to prevent unauthorized use or theft of intellectual property rights, to obtain or renew licenses relating to intellectual property rights and to defend itself against claims that its products or services infringe the intellectual property rights owned by others;
(xiv)	risks related to catastrophic disasters, geopolitical conflicts, pandemic disease or similar events;
(xv)	the ability of Sony, its third-party service providers or business partners to anticipate and manage cybersecurity risk, including the risk of unauthorized access to Sony’s business information and the personally identifiable information of its employees and customers, potential business disruptions or financial losses; and
(xvi)	the outcome of pending and/or future legal and/or regulatory proceedings.

Risks and uncertainties also include the impact of any future events with material adverse impact. The continued impact of developments relating to the situations in Ukraine and Russia and in the Middle East, as well as the series of changes in U.S. tariff policy, could heighten many of the risks and uncertainties noted above. Important information regarding risks and uncertainties is also set forth in Sony’s most recent Form 20-F, which is on file with the U.S. Securities and Exchange Commission.